SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RI 14 - Copel Distribuição – Economic Sustainability Plan

Companhia Paranaense de Energia - COPEL, pursuant to CVM Rule 358/2002, informs its shareholders and the market that submitted to the Brazilian Electricity Regulatory Agency (Aneel) its Plan justifying the financial re-breakeven and the economic sustainability of the Distribution segment concession.

The Plan filed submitted to Aneel includes COPEL Distribuição reducing PMSO expenses (personnel, materials, services and others) by 6% p.a., between 2013 and 2017, and a R$300 million reduction is expected in operating expenses until 2015. The most relevant contribution to such reduction will derive from (i) the voluntary dismissal plan which will cut nearly 1,000 jobs until 2016, 600 jobs in 2013, as disclosed by the Company last quarter, and (ii) the restructuring implemented by COPEL Distribuição as of April 2013, which cut 163 managerial positions, or a 60% reduction. Besides reducing personnel expenses, the Company has already recorded 400 initiatives to decrease MSO expenses, this represents savings of R$30 million in 2013.

In addition, in order to improve Copel Distribuição’s capital structure, COPEL Board of Directors approved to transfer CRC credits (memorandum account) Copel Distribuição held with the state government of Paraná to COPEL (Holding). This action allowed to paying the loan between Copel Distribuição and COPEL (Holding) and transfer funds to distribution company’s cash, thus, ensuring a solid capital structure for the subsidiary over the upcoming years, in compliance with Aneel’s recommendation.

Finally, we point out our commitment to the concession economic sustainability and continued investments aiming at assuring the quality of services, which are recognized through several awards Copel Distribuição has won over these years.

Curitiba, October 4, 2013

Luiz Eduardo da Veiga Sebastiani

Chief Financial, Investor Relations and Shareholding Control Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 4, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.